GPGI HOLDINGS, L.L.C.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
Board of Directors and Member
GPGI Holdings, L.L.C.

Opinion
We have audited the consolidated financial statements of GPGI Holdings, L.L.C., formerly, CompoSecure Holdings, L.L.C., (a Delaware corporation) and subsidiaries(the “Company”), which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations, comprehensive income, Members’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for opinion
We conducted our audits of the consolidated financial statements in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditor’s
Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of management for the financial statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date the consolidated financial statements are issued.

Auditor’s responsibilities for the audit of the financial statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with US GAAS, we:

•Exercise professional judgment and maintain professional skepticism throughout the audit.
•Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ GRANT THORNTON LLP

New York, New York
March 12, 2026

GPGI HOLDINGS, L.L.C.
Consolidated Balance Sheets
($ in thousands)

	December 31,
	2025	2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$156,959	$71,589
Short-term investments	41,076	—
Accounts receivable, net	44,220	47,449
Inventories, net	44,214	44,833
Prepaid expenses and other current assets	3,125	2,696
Total current assets	289,594	166,567

Property and equipment, net	21,803	23,448
Right of use asset, net	8,898	5,404
Derivative asset- interest rate swap	—	2,749
Deposits and other assets	4,004	3,600
Total assets	$324,299	$201,768

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)
CURRENT LIABILITIES
Accounts payable	11,814	5,691
Accrued expenses	46,873	30,954
Current portion of long-term debt	15,000	11,250
Current portion of lease liabilities - operating leases	2,160	2,113
Total current liabilities	75,847	50,008

Long-term debt, net of deferred financing costs	169,791	184,389
Lease liabilities, operating leases	7,352	3,888
Total liabilities	252,990	238,285

Commitments and contingencies (Note 13)

MEMBERS' EQUITY (DEFICIT)
Members' capital	134,799	162,355
Accumulated other comprehensive income	—	2,749
Accumulated deficit	(63,490)	(201,621)
Total members' equity (deficit)	71,309	(36,517)
TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIT)	$324,299	$201,768

The accompanying notes are an integral part of these financial statements.

GPGI HOLDINGS, L.L.C
Consolidated Statements of Operations
($ in thousands)

	Years Ended December 31,
	2025	2024

Net sales	$462,055	$420,571
Cost of sales	201,843	201,344
Gross profit	260,212	219,227
Operating expenses:
Selling, general and administrative expenses	101,196	92,545
Resolute Holdings management fees	12,278	—
Income from operations	146,738	126,682

Other expense:
Change in fair value of derivative liability - convertible notes redemption make-whole provision	—	425
Interest income	5,210	4,579
Interest expense	(13,188)	(20,176)
Loss on extinguishment of debt	—	(148)
Amortization of deferred financing costs	(629)	(1,104)
Total other expense, net	(8,607)	(16,424)
Net income	$138,131	$110,258

The accompanying notes are an integral part of these financial statements.

GPGI HOLDINGS, L.L.C
Consolidated Statements of Comprehensive Income
($ in thousands)

	Years Ended December 31,
	2025	2024
Net income	$138,131	$110,258
Other comprehensive loss, net:
Unrealized loss on derivative - interest rate swap	(2,749)	(2,509)
Total other comprehensive loss, net	(2,749)	(2,509)
Comprehensive income	$135,382	$107,749
The accompanying notes are an integral part of these financial statements.

GPGI HOLDINGS, L.L.C.
CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY (DEFICIT)
($ in thousands)

	Members'	Accumulated Other	Accumulated	Total Members'
	Capital	Comprehensive Income	Deficit	Equity (deficit)
Balance as of December 31, 2023	$42,382	$5,258	$(246,224)	$(198,584)
Tax distributions	—	—	(50,082)	(50,082)
Special distribution	—	—	(15,573)	(15,573)
Stock-based compensation	19,894	—	—	19,894
Distribution to Parent	(19,241)	—	—	(19,241)
Net income	—	—	110,258	110,258
Fair value of shares issued upon the exchange of convertible debt	128,264	—	—	128,264
GPGI Class A common stock withheld related to net share settlement of equity awards	(8,944)	—	—	(8,944)
Unrealized loss on derivative - interest rate swap	—	(2,509)	—	(2,509)
Balance as of December 31, 2024	162,355	2,749	(201,621)	(36,517)
Stock-based compensation	22,052	—	—	22,052
Net income	—	—	138,131	138,131
Contribution to Resolute Holdings	(10,039)	—	—	(10,039)
Distribution to Parent	(21,659)			(21,659)
GPGI Class A common stock withheld related to net share settlement of equity awards	(17,910)	—	—	(17,910)
Unrealized loss on derivative - interest rate swap	—	(2,749)	—	(2,749)
Balance as of December 31, 2025	$134,799	$—	$(63,490)	$71,309

The accompanying notes are an integral part of these financial statements.

GPGI HOLDINGS, L.L.C.
Consolidated Statements of Cash Flows
($ in thousands)

	Years Ended December 31,
	2025	2024

Cash flows from operating activities
Net income	$138,131	$110,258
Adjustments to reconcile net income to net cash provided
by operating activities
Depreciation and amortization	9,377	9,174
Stock-based compensation expense	22,052	19,894
Inventory reserves	2,026	(294)
Loss on extinguishment of debt	—	148
Amortization of deferred finance costs	630	1,155
Non-cash interest income	(1,076)	—
Non-cash operating lease expense	2,505	2,336
Change in fair value of derivative liability - convertible notes redemption make-whole provision	—	(425)
Changes in assets and liabilities
Accounts receivable	3,229	(6,961)
Inventories	(1,407)	8,001
Prepaid expenses and other assets	(429)	2,345
Accounts payable	6,123	521
Accrued expenses	15,919	8,398
Lease liabilities	(2,488)	(2,450)
Net cash provided by operating activities	194,592	152,100

Cash flows from investing activities
Purchases of fixed assets	(6,857)	(7,410)
Purchase of Treasury Bills	(40,000)	—
Investment in SAFE	—	(1,500)
Capitalized software expenditures	(1,507)	(1,035)
Net cash used in investing activities	(48,364)	(9,945)

Cash flows from financing activities
Tax distributions	—	(50,082)
Special distribution	—	(15,573)
Deferred finance costs related to debt modification	—	(2,104)
Payments for taxes related to net settlement of equity awards	(17,910)	(8,944)
Payment of term loan	(11,250)	(12,813)
Contribution to Resolute Holdings	(10,039)	—
Distribution to Parent	(21,659)	(19,241)
Net cash used in financing activities	(60,858)	(108,757)

Net increase in cash and cash equivalents	85,370	33,398

Cash and cash equivalents, beginning of period	71,589	38,191

Cash and cash equivalents, end of period	$156,959	$71,589

Supplementary disclosure of cash flow information:
Cash paid for interest expense	$12,758	$20,608
Supplemental disclosure of non-cash financing activities:
Derivative asset - interest rate swap	$(2,749)	$(2,509)
Operating lease ROU assets exchanged for lease liabilities	5,489	—

The accompanying notes are an integral part of these financial statements.

GPGI HOLDINGS, L.L.C.
Notes to Consolidated Financial Statements
(amounts in thousands - except unit data)
1.DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS
GPGI Holdings, L.L.C (formerly CompoSecure Holdings, L.L.C.) (together with its subsidiaries as the context requires “Holdings” or the “Company”), as a wholly owned subsidiary of GPGI, Inc. (“GPGI” or the "Parent") (formerly CompoSecure, Inc.), is part of a permanent capital platform designed to acquire, own, and scale high-quality businesses that hold “great positions in good industries.” Holdings operates through its subsidiaries, CompoSecure, L.L.C. (“CompoSecure”) and on and after January 12, 2026, Husky Holdings LLC (“Husky Holdings” or “Husky”), and is managed by Resolute Holdings Management, Inc. (“Resolute Holdings”).

CompoSecure, founded in 2000, and headquartered in Somerset, New Jersey, is the global leader in the design and manufacturing of premium metal payment cards and secure authentication solutions. The company pioneered the use of metal in payment cards dating back to 2003 and combines industry-leading innovation, advanced materials science, and proprietary manufacturing processes to deliver highly differentiated products to its customers. CompoSecure’s metal payment cards integrate a metal core with EMV® (acronym representing Europay, Mastercard, and Visa) chips, magnetic stripes, and contactless payment technology, while meeting stringent certification requirements from global payment networks. CompoSecure’s metal cards deliver a distinctive weight, a premium aesthetic, and enhanced durability for consumers, while its issuer customers benefit from the ability to attract higher-value consumers, reduce cardholder churn, and unlock higher customer spend relative to traditional plastic cards.

Husky, founded in 1953, and headquartered in Bolton, Ontario, is the leading global manufacturer of highly engineered injection molding equipment and aftermarket tooling and services. Husky has focused on developing highly technical precision technologies instrumental in the delivery of food, beverages, medical devices, and other applications including general packaging and closures, thinwall packaging, and consumer products. Husky delivers its integrated capabilities through a combination of systems, tooling, and aftermarket parts and services to create value for customers throughout the entire lifecycle of its solutions.

The evolution of Holdings from a single operating business began on August 7, 2024, when affiliates of Resolute Compo Holdings, LLC, including Tungsten 2024 LLC (collectively, "Tungsten"), and all of the Class B stockholders of GPGI, entered into stock purchase agreements pursuant to which the selling Class B stockholders exchanged their 51,908,422 Class B units in Holdings and corresponding shares of GPGI’s Class B common stock, par value $0.0001 per share (the “Class B Common Stock”) for shares of GPGI’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), (collectively, the "Tungsten Transactions"). The Tungsten Transactions closed on September 17, 2024 and as a result, Tungsten became the majority owner of GPGI by acquiring 49,290,409 shares of GPGI Class A Common Stock for an aggregate purchase price of approximately $372 million, or $7.55 per share, representing an approximately 60% voting interest in GPGI at the time of the Tungsten Transactions. As a result of the Tungsten Transactions, GPGI became the sole member of Holdings.

On September 27, 2024, Resolute Holdings was created as a wholly owned subsidiary of Holdings. On February 28, 2025, GPGI distributed all shares of common stock of Resolute Holdings (“Resolute Holdings Common Stock”) on a pro rata basis to the holders of GPGI’s Class A Common Stock as of the February 20, 2025 record date (the “Spin-Off”). Each stockholder of record who held shares of GPGI’s Class A Common Stock on February 20, 2025, received one share of Resolute Holdings Common Stock for every twelve shares of GPGI’s Class A Common Stock then held.

In connection with the completion of the Spin-Off, Holdings entered into a management agreement with Resolute Holdings (the "CompoSecure Management Agreement"), pursuant to which Resolute Holdings is responsible for managing the day-to-day business and operations and overseeing the strategy of Holdings and its controlled affiliates in exchange for a fee.

Pursuant to the CompoSecure Management Agreement, Holdings pays Resolute Holdings a quarterly management fee (the “CompoSecure Management Fee”), payable in arrears, in a cash amount equal to 2.5% of Holdings’ last twelve months' Adjusted EBITDA, as defined in the CompoSecure Management Agreement, measured for the period ending on the fiscal quarter then ended (“Management Agreement Adjusted EBITDA”). Management Agreement Adjusted EBITDA reflects (a) Holdings’ earnings before interest, taxes, depreciation, depletion and amortization, extraordinary losses and expenses, one-time and non-recurring expenses, and the CompoSecure Management Fee, less (b) GPGI’s selling, general and

GPGI HOLDINGS, L.L.C.
Notes to Consolidated Financial Statements
(amounts in thousands - except unit data)
administrative expenses, adjusted for the same items above (“Parent Allocated Expense”, as defined in the CompoSecure Management Agreement). Management Agreement Adjusted EBITDA for Holdings is calculated without duplication of Husky Holdings’ Adjusted EBITDA and its share of Parent Allocated Expense. Holdings is also required to reimburse Resolute Holdings and its affiliates for Resolute Holdings’ documented costs and expenses incurred on behalf of Holdings other than those expenses related to Resolute Holdings’ or its affiliates’ personnel who provide services to Holdings under the CompoSecure Management Agreement. Resolute Holdings will determine, in its sole and absolute discretion, whether a cost or expense will be borne by Resolute Holdings or by Holdings.

The CompoSecure Management Agreement has an initial term of 10 years and shall automatically renew for successive ten-year terms unless terminated in accordance with its terms. Resolute Holdings and Holdings may each terminate the CompoSecure Management Agreement upon the occurrence of certain other limited events, and in connection with certain of these limited events, Resolute Holdings has the right to require Holdings to pay a termination fee, which may be paid in cash, shares of GPGI's common stock or a combination of cash and stock. The CompoSecure Management Agreement also provides for certain indemnification rights in Resolute Holdings’ favor, as well as certain additional covenants, representations and warranties.

On November 2, 2025, GPGI entered into a Share Purchase Agreement with entities affiliated with Platinum Equity, LLC (“Platinum Equity”) pursuant to which GPGI would combine with Husky Technologies Limited for aggregate consideration of approximately $4.976 billion, comprised of cash and shares of GPGI’s Class A Common Stock (“Husky Transaction”). The Husky Transaction was completed on January 12, 2026, whereby Husky Holdings became a wholly owned subsidiary of Holdings. Since the Husky Transaction closed after December 31, 2025, the consolidated financial statements as of and for the year ended December 31, 2025 reflect only those of the CompoSecure business. See Note 15, Subsequent Events.

In conjunction with the closing of the Husky Transaction, Husky and Resolute Holdings entered into a management agreement (the "Husky Management Agreement") on substantially identical terms as the CompoSecure Management Agreement (as described above), pursuant to which Resolute Holdings provides management and other related services to Husky in exchange for payment of quarterly management fees, which is calculated without duplication of Holdings’ Adjusted EBITDA and its share of Parent Allocated Expense.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying consolidated financial statements are presented in conformity with generally accepted accounting principles in the United States (" U.S. GAAP') . Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) promulgated by the Financial Accounting Standards Board (“FASB”). The accompanying consolidated financial statements include the results of operations of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. All dollar amounts are in thousands, unless otherwise noted.

Use of Estimates

The preparation of the consolidated financial statements requires management to make a number of estimates and assumptions relating to the reported amount of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. The Company bases its estimates on historical experience, current business factors and various other assumptions believed to be reasonable under the circumstances, all of which are necessary in order to form a basis for determining the carrying values of assets and liabilities. Actual results may differ from those estimates and assumptions. The Company evaluates the adequacy of its reserves and the estimates used in calculations on an on-going basis. Significant areas requiring management to make estimates include the valuation of equity instruments and estimates of derivative liability associated with the Exchangeable Notes (as defined below), which were marked to market each quarter based on a Lattice model approach, derivative asset for the interest rate swap, reserve for excess and obsolete inventory, estimated useful lives and impairment of property and equipment, and lease term, discount rates and other inputs used to measure right of use assets and lease liabilities.

GPGI HOLDINGS, L.L.C.
Notes to Consolidated Financial Statements
(amounts in thousands - except unit data)
Reclassifications

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations. An immaterial adjustment has been made to the consolidated statement of cash flows for the year ended December 31, 2024 and 2023 to reclassify within cash flows from operating activities the change in other liabilities to non-cash operating lease expense and lease liabilities.

Foreign Currency Translation and Transactions

The functional currency of each of the Company’s foreign subsidiaries is the currency of the primary economic environment in which the subsidiary operates. Assets and liabilities of foreign subsidiaries with functional currencies other than the U.S. dollar are translated into U.S. dollars using exchange rates in effect at the balance sheet date, while income and expenses are translated using average exchange rates for the period. Resulting translation adjustments are recorded in Accumulated Other Comprehensive Income (Loss) within members’ equity. Foreign currency transaction gains and losses arising from transactions denominated in currencies other than the functional currency are recognized in other (income) expense, net in the consolidated statements of operations. Foreign currency translation adjustments and transaction gains and losses were immaterial for the year ended December 31, 2025 and December 31, 2024.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash and short-term investments with original maturities from the purchase date of three months or less that can be readily converted into known amounts of cash. Cash and cash equivalents are held at recognized U.S. financial institutions. Interest earned is reported in the consolidated statements of operations. The carrying amount of cash and cash equivalents approximates its fair value due to its short- term and liquid nature.

Accounts Receivable

Accounts receivable are recognized net of allowances for credit losses. Allowance for credit losses are established based on an evaluation of accounts receivable aging, and, where applicable, specific reserves on a customer-by-customer basis, creditworthiness of the Company’s customers and prior collection experience to estimate the ultimate collectability of these receivables. At the time the Company determines that a receivable balance, or any portion thereof, is deemed to be permanently uncollectible, the balance is then written off. Given the absence of credit exposure and historically timely collections, the Company did not recognized any allowance for credit losses during each of the years ended and as of December 31, 2025 and December 31, 2024. The accounts receivable balance was $40,488 and $47,449 as of December 31, 2023 and December 31, 2024, respectively.

Inventories
Inventories are stated at the lower of cost or net realizable value, a basis that approximates the first-in, first out method. Inventories consist of raw material, work in process and finished goods. The Company establishes reserves as necessary for obsolescence and excess inventory. The Company records a reserve for excess and obsolete inventory based upon a calculation using the historical experience, expected future sales volumes, the projected expiration of inventory and specifically identified obsolete inventory.

Property and Equipment
Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets, which ranges from one to ten years. Leasehold improvements are recorded at cost, less accumulated amortization, which is computed on straight-line basis over the shorter of the useful lives of the assets or the remaining lease term. Expenditures for maintenance and repairs are charged to expense as incurred. The Company evaluates the depreciation periods of property and equipment to determine whether events or circumstances indicate that the asset’s carrying value is not recoverable or warrant revised estimates of useful lives. No impairment charges or revisions in the estimated useful lives of property and equipment were made during the years ended December 31, 2025 and December 31, 2024.

GPGI HOLDINGS, L.L.C.
Notes to Consolidated Financial Statements
(amounts in thousands - except unit data)
Investments

The Company holds U.S. Treasury bills with original maturities of less than twelve months classified as short-term investments on the consolidated balance sheets. The Company's short-term investments were presented at amortized cost of $41,076 and $0 as of December 31, 2025 and December 31, 2024, respectively.

In November 2024, the Company invested $1,500 in a Simple Agreement for Future Equity ("SAFE ") with Signify Holdings, Inc., also known as Rain Cards (“Rain Cards”). Rain Cards is an issuer with the Visa Network and offers solutions for card programs across a number of regions and use cases. In accordance with ASC 321, Investments, the Company has elected to account for this investment at cost. On February 10, 2025, the Company’s Rain Cards SAFE investment was converted to an equity interest under the terms of the agreement. No impairment has been recorded on the Rain Cards SAFE investment during the years ended December 31, 2025 and December 31, 2024. Investment in Rain Cards is included as part of the deposits and other assets line item on the consolidated balance sheet.

Revenue Recognition
The Company recognizes revenue in accordance with, Revenue From Contracts With Customers (Topic 606) (“ASC 606”) when the performance obligations under the terms of the Company’s contracts with its customers have been satisfied. This occurs at the point in time when control of the specific goods or services as specified by each purchase order are transferred to customers. Specific goods refers to the products offered by the Company, including metal cards, high security documents, and pre-laminated materials. Transfer of control passes to customers upon shipment or upon receipt, depending on the agreement with the specific customers.

Significant Judgments in Application of the Guidance

Management exercises judgment when determining the amount of revenue to be recognized each period. Such judgments include, but are not limited to, assessing the customer’s ability and intention to pay substantially all of the contract consideration when due, assessing whether promises are immaterial in the context of the contract, determining whether material promises in a contract represent distinct performance obligations, estimating the transaction price for a contract that contains variable consideration, determining the stand-alone selling price of each performance obligation, and determining the point in time when control is transferred to the customer.

Practical Expedients and Exemptions

As permitted by ASC 606, the Company uses certain practical expedients in connection with the application of ASC 606. The Company accounts for shipping and handling activities as fulfillment activities. The Company accounts for costs associated with obtaining new contracts as expenses when incurred if the amortization period of the asset that would be recognized is one year or less. The Company does not adjust the transaction price for significant financing components, as the Company’s contracts typically do not contain provisions for significant advance or deferred payments, nor do they span more than a one year period. The Company applies the optional exemption to not disclose information regarding the allocation of transaction price to remaining performance obligations with an original expected duration of less than one year.

Shipping and Handling Costs
Shipping and handling costs are recognized in cost of sales in the consolidated statements of operations. Total shipping and handling costs were approximately $5,106 and $2,451 for the years ended December 31, 2025 and December 31, 2024, respectively.

Research and Development Costs

Research and development costs are recognized in selling, general and administrative expenses in the consolidated statements of operations and are expensed as incurred and were $6,565 and $7,441 for the years ended December 31, 2025 and December 31, 2024, respectively.

GPGI HOLDINGS, L.L.C.
Notes to Consolidated Financial Statements
(amounts in thousands - except unit data)

Advertising
The Company expenses the cost of advertising as incurred. Advertising expense of approximately $5,187 and $4,782 for the years ended December 31, 2025 and December 31, 2024, respectively, is included in selling, general and administrative expenses in the consolidated statements of operations.

Income Taxes

Prior to the Tungsten Transactions, Holdings was a partnership for tax purposes. Pursuant to Holdings’ limited liability company agreement, during a portion of fiscal 2024 (and prior years), Holdings made pro rata tax distributions to its members. These distributions were based on the Company’s estimate of taxable income for each year, updated throughout the year. Tax distributions from Holdings were intended to provide each member of Holdings sufficient funds to meet tax obligations with respect to the taxable income of Holdings allocated to each member. The Holdings limited liability company agreement required distributions to be calculated based on a tax rate equal to the highest combined marginal federal and applicable state or local statutory income tax rate applicable to an individual resident in New York City, New York, including the Medicare contribution tax on unearned income, taking into account all jurisdictions in which the Company is required to file income tax returns together with the relevant apportionment information subject to various adjustments. As a result of the Tungsten Transactions, GPGI became the sole member of Holdings, eliminating the requirement for further tax distributions during the year ended December 31, 2025.

For the year ended December 31, 2024, Holdings distributed a total of $50,082 of tax distributions to its members, of which $15,219 was paid to GPGI, resulting in a net tax distribution to all other members of $34,863.

Stock-Based Compensation
GPGI has stock-based compensation plans which are described in more detail in Note 9. Compensation cost relating to stock-based awards as provided by the arrangements are recognized in the consolidated statements of operations over the requisite service period based on the grant date fair value of such awards. The Company determines the fair value of each award on the date of grant using the methodology commonly accepted for the respective award. See Note 9 for a discussion of the valuation of stock-based compensation.

For each year presented, GPGI estimated the grant‑date fair value of share‑based compensation awards using valuation methodologies appropriate to the terms of the awards. The fair value of stock options was estimated using the Black‑Scholes option‑pricing model, which requires assumptions for expected volatility, expected term, expected dividend yield, and the risk‑free interest rate. The risk‑free interest rate was based on the U.S. Treasury yield curve in effect on the respective grant dates, with maturities corresponding to the expected terms of the awards. For periods in which multiple option grants were issued, risk‑free interest rates varied by grant date; however, GPGI discloses weighted‑average valuation assumptions for each year, and therefore a specific range of risk‑free interest rates is not separately disclosed.

Selling, General and Administrative

Selling, general and administrative (“SG&A”) expenses primarily include expenses related to salaries and commissions, transaction costs, and professional fees. Included in SG&A during the years ended December 31, 2025 and December 31, 2024 were salaries and commissions of $31,079 and $31,478, respectively, and professional fees of $10,990 and $9,890, respectively.

Market and Credit Risk

Financial instruments that potentially subject the Company to credit risk consist principally of investments in cash, cash equivalents, short-term investments and accounts receivable. The Company’s primary exposure is credit risk on receivables as the Company does not require any collateral for its accounts receivable. Credit risk is the loss that may result from a trade customer’s or counterparty’s nonperformance. The Company uses credit policies to control credit risk, including utilizing an established credit approval process, monitoring customer and counterparty limits, monitoring changes in a customer’s credit rating, employing credit mitigation measures such as analyzing customers’ financial statements, and

GPGI HOLDINGS, L.L.C.
Notes to Consolidated Financial Statements
(amounts in thousands - except unit data)
accepting personal guarantees and various forms of collateral. The Company believes that its customers and counterparties will be able to satisfy their obligations under their contracts.

The Company maintains cash and cash equivalents with approved federally insured financial institutions. Such deposit accounts at times may exceed federally insured limits. The Company is exposed to credit risks and liquidity in the event of default by the financial institutions or issuers of investments in excess of FDIC insured limits. The Company performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any institution if required. The Company has not experienced any losses on such accounts.

Fair Value Measurements
The Company determines fair value in accordance with ASC 820 Fair Value Measurement (“ASC 820”) which established a hierarchy for the inputs used to measure the fair value of financial assets and liabilities based on the source of the input, which generally range from quoted prices for identical instruments in a principal trading market i.e. Level 1 to estimates determined using significant unobservable inputs i.e. Level 3. The fair value hierarchy prioritizes the inputs, which refer to assumptions that market participants would use in pricing an asset or liability, based upon the highest and best use, into three levels as follows:

The standard describes three levels of inputs that may be used to measure fair value:

•Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.
•Level 2: Observable inputs other than unadjusted quoted prices in active markets for identical assets or liabilities such as:
◦Quoted prices for similar assets or liabilities in active markets
◦Quoted prices for identical or similar assets or liabilities in inactive markets
◦Inputs other than quoted prices that are observable for the asset or liability
◦Inputs that are derived principally from or corroborated by observable market data by correlation or other mean
•Level 3: Unobservable inputs in which there is little or no market data available, which are significant to the fair value measurement and require the Company to develop its own assumptions.

The Company’s financial assets and liabilities consisted of cash and cash equivalents, accounts receivable, accounts payable and debt. Cash and cash equivalents consisted of bank deposits and short-term investments, such as money market funds, the fair value of which is based on quoted market prices, a Level 1 fair value measure. As of December 31, 2025 and December 31, 2024, the carrying values of cash, and cash equivalents, accounts receivable and accounts payable approximate fair value because of the short-term maturity of these instruments. The Exchangeable Notes were all converted during the year ended December 31, 2024. The Company accounts for financial assets and liabilities that are re-measured and reported at fair value at each reporting period in accordance with ASC 820. See Note 11.
Software Development Costs

The Company applies the principles of FASB ASC 350-40, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use ("ASC 350-40"). ASC 350-40 requires that software development costs incurred before the preliminary project stage be expensed as incurred. The Company capitalizes development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed and the software will be used to perform the functions intended. The Company capitalized $1,507 and $1,035 of software development costs during the year ended December 31, 2025 and December 31, 2024. Capitalized software costs are presented as part of deposits and other assets on the consolidated balance sheets. The carrying value of capitalized software was $1,666 and $985 as of December 31, 2025 and December 31, 2024. Capitalized software is amortized between two and three years and $875 and $0 was amortized during the years ended December 31, 2025 and December 31, 2024.
Recent Accounting Pronouncements
On September 29, 2025, the FASB released Accounting Standards Update No. 2025-07, Scope Refinements for Derivatives and Share-Based Noncash Consideration (“ASU 2025-07”), which amends ASC 815 and ASC 606. ASU

GPGI HOLDINGS, L.L.C.
Notes to Consolidated Financial Statements
(amounts in thousands - except unit data)
2025-07 revises the guidance in ASC 815 and ASC 606 to clarify that the update was issued to reduce complexity and diversity in practice by: (1) refining the application of derivative accounting for contracts with entity-specific reference terms; and (2) clarifying the accounting for share-based noncash consideration in revenue arrangements. For all entities, ASU 2025-07 will become effective for annual reporting periods beginning after December 15, 2026, including interim reporting periods within those annual reporting periods. The Company is still assessing the impact that the adoption of this ASU will have on the Company's consolidated financial statements.

On September 18, 2025, the FASB released Accounting Standards Update No. 2025-06, Accounting for Internal-Use Software Costs (“ASU 2025-06”), which amends ASC 350-40 to modernize guidance for internal-use software. ASU 2025-06 introduces a principles-based approach to capitalization, replacing outdated stage-based guidance that did not align with modern development practices such as agile and iterative methods. The amendments apply to all entities that develop or acquire internal-use software, including website development costs. The FASB issued this update to reduce complexity, improve consistency, and better reflect real-world software development processes. For all entities, ASU 2025-06 will become effective for annual reporting periods beginning after December 15, 2027, including interim reporting periods within those annual reporting periods. The Company is still assessing the impact that the adoption of this ASU will have on the Company's consolidated financial statements.

On May 12, 2025, the FASB released Accounting Standards Update No. 2025-03, Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity (“ASU 2025-03”), which is based on an EITF Issue. ASU 2025-03 revised the guidance in ASC 805 to clarify that, in determining the accounting acquirer in “a business combination that is effected primarily by exchanging equity interests in which a VIE is acquired,” an entity would be required to consider the factors in ASC 805-10-55-12 through 55-15. Previously, the accounting acquirer in such transactions was always the primary beneficiary. For all entities, ASU 2025-03 will become effective for annual reporting periods beginning after December 15, 2026, including interim reporting periods within those annual reporting periods. The Company is still assessing the impact that the adoption of this ASU will have on the Company’s consolidated financial statements.

3. REVENUE RECOGNITION
The Company recognizes revenue in accordance with accounting standard ASC 606 when the performance obligations under the terms of the Company’s contracts with its customers have been satisfied. See Note 2. The following percentages present the Company’s revenue concentration by customer. The majority of the Company’s revenue is earned from major contracts. Aggregate revenue from the two top customers comprised approximately 55.2% and 61.8% of total revenue for the years ended December 31, 2025 and December 31, 2024, respectively.
The Company’s B2B (business‑to‑business) revenue primarily arises from the manufacture and delivery of metal payment cards under customer‑specific purchase orders or statements of work. ASC 606 requires entities to record a contract asset when a performance obligation has been satisfied or partially satisfied, but the amount of consideration has not yet been received because the receipt of the consideration is conditioned on something other than the passage of time. ASC 606 also requires an entity to present a revenue contract as a contract liability in instances when a customer pays consideration, or an entity has a right to an amount of consideration that is unconditional (e.g. receivable), before the entity transfers a good or service to the customer. The Company did not have any contract assets or liabilities as of December 31, 2025 and December 31, 2024, respectively. As a result, there were no significant changes in contract asset or contract liability balances during the periods presented.
The Company invoices its customers at the time at which control is transferred, with payment terms ranging between 15 and 60 days depending on each individual contract. As the payment is due within 90 days of the invoice, a significant financing component is not included within the contracts.

The majority of the Company’s contracts with its customers have the same performance obligation of manufacturing and transferring the specified number of cards to the customer. Each individual card included within an order constitutes a separate performance obligation, which is satisfied upon the transfer of goods to the customer. The contract term as defined by ASC 606 is the length of time it takes to deliver the goods or services promised under the purchase order or statement of work. As such, the Company's contracts are generally short term in nature.

GPGI HOLDINGS, L.L.C.
Notes to Consolidated Financial Statements
(amounts in thousands - except unit data)
Revenue is measured in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. Revenue is recognized net of variable consideration such as discounts, rebates, and returns which is measured based on the expected value or most likely amount of variable consideration, as applicable.

The Company’s products do not include an unmitigated right of return unless the product is non-conforming or defective. If the goods are non-conforming or defective, the defective goods are replaced or reworked or, in certain instances, a credit is issued for the portion of the order that was non-conforming or defective. A provision for sales returns and allowances is recorded based on experience with goods being returned. Most returned goods are re-worked and subsequently re-shipped to the customer and recognized as revenue. Historically, returns have not been material to the Company.

Additionally, the Company has a rebate program with certain customers allowing for a rebate based on achieving a certain level of shipped sales during the calendar year. This rebate is estimated and updated throughout the year and recorded against revenues and the related accounts receivable.

On occasion, the Company receives requests from customers to hold purchased products. The Company evaluates these requests as bill and hold arrangements. The Company recognizes revenue from such bill and hold arrangements in accordance with the guidance provided in ASC 606 which indicates that for a customer to have obtained control of a product in a bill and hold arrangement, all of the following criteria must be met: (a) the reason for the bill and hold is substantive, (b) the product has separately been identified as belonging to the customer, (c) the product is currently ready for physical transfer to the customer, and (d) the Company does not have the ability to use the product or direct it to another customer. During the the years ended December 31, 2025 and December 31, 2024 the Company recognized $1,168 and $8,085 of revenue under bill and hold arrangements, respectively.

In addition to B2B card‑manufacturing revenue, the Company generates revenue from the sale of Arculus key cards directly to consumers (B2C) through third‑party e‑commerce platforms. Each B2C transaction contains a single performance obligation, which is satisfied at the point in time when control of the product transfers upon shipment. Customers pay in full at checkout, and the related platforms remit cash to the Company shortly thereafter; therefore, no contract assets or contract liabilities are generated. The transaction price equals the stated checkout price, net of any discounts applied at the point of sale. Platform commissions and payment‑processing fees are recorded as operating expenses. The Company is the principal in these arrangements and records revenue on a gross basis. Returns have historically been immaterial.

4. INVENTORIES
The major classes of inventories were as follows:

	December 31,
	2025	2024
Raw materials	$43,791	$46,109
Work in process	3,673	1,024
Finished goods	1,581	505
Inventory reserves	(4,831)	(2,805)
	$44,214	$44,833

The Company reviews inventory for slow moving or obsolete amounts based on expected product sales volume and provides reserves against the carrying amount of inventory as appropriate.

GPGI HOLDINGS, L.L.C.
Notes to Consolidated Financial Statements
(amounts in thousands - except unit data)
5. PROPERTY AND EQUIPMENT
Property and equipment consisted of the following:

		December 31,
	Useful Life	2025	2024
Machinery and equipment	5 - 10 years	$42,305	$38,012
Furniture and fixtures	3 - 5 years	50	33
Computer equipment	3 - 5 years	528	46
Leasehold improvements	Shorter of lease term or estimated useful life	13,045	11,711
Vehicles	5 years	88	88
Software	2 - 3 years	2,016	1,718
Construction in progress		3,097	2,664
Total		61,129	54,272
Less: Accumulated depreciation and amortization		(39,326)	(30,824)
Property and equipment, net		$21,803	$23,448

Depreciation and amortization expense for the years ended December 31, 2025 and December 31, 2024 was $8,502 and $9,174, respectively.

6. DEBT

Credit Facility

On August 7, 2024, Holdings, together with its operating subsidiaries, entered into a Fourth Amended and Restated Credit Agreement with JPMorgan Chase Bank, N.A. ("JPMC") (the “Holdings Credit Facility”). The Holdings Credit Facility had an initial maximum borrowing capacity of $330,000 comprised of a term loan of $200,000 (the “2024 Term Loan”) and a revolving credit facility of $130,000 (the “2024 Revolver”). The Holdings Credit Facility had a maturity date of August 7, 2029.

On December 30, 2024, Holdings, together with its operating subsidiaries, executed Amendment No. 1 to the Holdings Credit Facility (the "December 2024 Amendment") to allow GPGI to facilitate the Spin-Off. There were no changes to the lenders as a result of the December 2024 Amendment which was accounted for as a debt modification. In connection with the December 2024 Amendment, Holdings incurred $215 in lenders fees which were capitalized and are being amortized to interest expense through the maturity of the Holdings Credit Facility.

The Holdings Credit Facility required Holdings to make quarterly principal payments until maturity, at which point a balloon principal payment was due for the outstanding principal. The Holdings Credit Facility also required Holdings to make monthly interest payments as well as pay a quarterly unused commitment fee of 0.35% for any unused portion of the 2024 Revolver. The Holdings Credit Facility provided for Holdings to prepay the 2024 Term Loan without penalty or premium. GPGI pledged its ownership interests in Holdings (representing 100% ownership) as collateral pursuant to a pledge and security agreement with the lenders under the Holdings Credit Facility.

Interest on the 2024 Revolver and the 2024 Term Loan were based on outstanding principal amount during the interest period multiplied by the quoted Secured Overnight Financing Rate ("SOFR") plus an applicable margin of 1.75% to 2.75% based on the Company's leverage ratio. At December 31, 2025 and December 31, 2024, the effective interest rate on the 2024 Revolver and 2024 Term Loan was 5.97% and 6.81% per year, respectively.

GPGI HOLDINGS, L.L.C.
Notes to Consolidated Financial Statements
(amounts in thousands - except unit data)
The Company recognized $13,188 and $15,689 of interest expense related to the Holdings Credit Facility for the years ended December 31, 2025 and December 31, 2024, respectively.

The Holdings Credit Facility contained certain financial covenants including a minimum interest coverage ratio, a maximum total debt to EBITDA ratio and a minimum fixed charge coverage ratio relating to financial performance at Holdings. As of December 31, 2025 and December 31, 2024, the Company was in compliance with all then-applicable financial covenants. The fair value of the Holdings Credit Facility approximates the carrying value for all periods presented.
As of December 31, 2025 and December 31, 2024, there were no balances outstanding on the 2024 Revolver. As of December 31, 2025, there was $130,000 of availability for borrowing under the 2024 Revolver.

	Year Ended December 31,
	2025	2024
Loan Balance	$186,250	$197,500
Less: current portion of term loan (scheduled payments)	(15,000)	(11,250)
Less: net deferred financing and discount costs	(1,459)	(1,861)
Total Long Term debt	$169,791	$184,389

The maturity of all the borrowing facilities as of December 31, 2025 is as follows:

Years ending December 31,
2026	$15,000
2027	16,250
2028	20,000
2029	135,000
Total debt	$186,250

The Company repaid in full all outstanding obligations under the Holdings Credit Facility and terminated all related commitments, and the Company entered into a new credit agreement in January 2026. See Note 15.

In order to hedge the Company's exposure to variable interest rate fluctuations related to the borrowings under the Holdings Credit Facility, Holdings entered into an interest rate swap agreement with Bank of America on January 11, 2022, with an effective date of December 5, 2023 for a notional amount of $125,000 (the “Interest Rate Swap”). The Interest Rate Swap was settled at the end of the month between the parties and is designated as a cash flow hedge for accounting purposes. The Interest Rate Swap matured in December 2025.

The Company reflects the realized gains and losses of the actual monthly settlement activity of the Interest Rate Swap through interest income or expense in its consolidated statements of operations. The Company had historically reflected the unrealized changes in fair value of the Interest Rate Swap at each reporting period in other comprehensive income and a derivative asset or liability is recognized at each reporting period in the Company’s consolidated balance sheets. Interest related to the Interest Rate Swap converted from LIBOR to SOFR in February 2023. The Company determined the fair value of the Interest Rate Swap to be zero at the inception of the agreements and $2,749 as of December 31, 2024. Upon the maturity of the swap in December 2025, the derivative asset was derecognized and $0 remained in accumulated other comprehensive income related to this hedge as of December 31, 2025.

Exchangeable Senior Notes

On April 19, 2021, GPGI and Holdings entered into subscription agreements (the “Note Subscription Agreements”) with certain investors (“Notes Investors”) pursuant to which such Notes Investors, severally and not jointly, purchased on December 27, 2021, the Exchangeable Notes issued by Holdings and guaranteed by its operating subsidiaries, CompoSecure

GPGI HOLDINGS, L.L.C.
Notes to Consolidated Financial Statements
(amounts in thousands - except unit data)
L.L.C. and Arculus Holdings, L.L.C., in an aggregate principal amount of up to $130,000 that were exchangeable into shares of Class A Common Stock at an initial conversion price of $11.50 per share, subject to the terms and conditions of an indenture (the “Indenture”) entered into by GPGI, Holdings, and the trustee under the Indenture (“Exchangeable Notes”).

All Exchangeable Notes were exchanged prior to November 29, 2024. An aggregate of $130,000 of the Exchangeable Notes were surrendered and exchanged for an aggregate of 13,587,565 newly-issued shares of Class A Common Stock. As a result of the exchange, all Exchangeable Notes were extinguished.

The Company assessed all terms and features of the Exchangeable Notes in order to identify any potential embedded features that would require bifurcation. As part of this analysis, the Company assessed the economic characteristics and risks of the Exchangeable Notes, including the conversion, put and call features. In consideration of these provisions, the Company determined that the optional redemption with a make-whole provision feature required bifurcation as a derivative liability. The fair value of the optional redemption with a make-whole provision feature was determined based on the difference between the fair value of the Exchangeable Notes with the redemption with a make-whole provision feature and the fair value of the Exchangeable Notes without the redemption with a make-whole provision feature. The Company employed a Lattice model to determine the fair value of the derivative liability upon issuance of the Exchangeable Notes and at the end of each reporting period when the derivative liability was remeasured to its fair value. The Company recorded a favorable change in fair value of $425 for the year ended December 31, 2024. The derivative liability was written off when the Exchangeable Notes were surrendered and exchanged in 2024.

During the years ended December 31, 2025 and December 31, 2024, the Company recognized $0 and $4,568 respectively, of interest expense related to the Exchangeable Notes at the effective interest rate of 7.4%.

7. Leases
The Company applies judgment in determining the lease term, including evaluating whether renewal or termination options are reasonably certain to be exercised. The Company also uses judgment in determining the appropriate lease discount rate, using the rate implicit in the lease when available or an incremental borrowing rate that reflects the Company’s credit profile and lease term when the implicit rate cannot be readily determined.

The Company leases certain office space and manufacturing space under arrangements currently classified as leases under ASC 842 - Leases. The Company recognizes lease expense for these leases on a straight-line basis over the lease term. Most leases include one or more options to renew, with renewal options ranging from one to five years. The exercise of lease renewal options is at the Company’s sole discretion.
The Company’s leases have remaining lease terms of one to ten years. The Company does not include any renewal options in lease terms when calculating lease liabilities as the Company is not reasonably certain that it will exercise these options. Three of the Company's leases provide an early termination option, however, the option was not included in the lease terms when calculating the lease liability since the Company determined that it is reasonably certain the Company will not terminate the leases prior to the termination date.
The weighted-average remaining lease term for the Company's leases is 5.3 years as of December 31, 2025. The weighted-average discount rate used in the measurement of the lease liabilities was 6.19% as of December 31, 2025.
The Company has lease agreements that contain both lease and non-lease components. The Company accounts for lease components together with non-lease components (e.g., common-area maintenance). Variable lease costs are based on day to day common-area maintenance costs related to the lease agreements and are recognized as incurred.

The components of lease costs were as follows:

	Year Ended December 31,
	2025	2024
Operating lease costs	$2,505	$2,336

GPGI HOLDINGS, L.L.C.
Notes to Consolidated Financial Statements
(amounts in thousands - except unit data)

Variable lease costs	1,083	929
Total lease cost	$3,588	$3,265
Future minimum commitments under all non-cancelable operating leases as of December 31, 2025 are as follows:

Year Ended December 31,
2026	$2,690
2027	2,084
2028	2,048
2029	1,592
2030	1,215
Thereafter	1,727
Total lease payments	11,356
Less: Imputed interest	(1,844)
Present value of lease liabilities	$9,512
Supplemental cash flow information and non-cash activity related to our operating leases are as follows:

	Year Ended December 31,
	2025	2024
Operating cash flow information:
Cash paid for amounts included in the measurement of lease liabilities	$2,533	$2,446
Non-cash activity:
Right-of-use assets obtained in exchange for lease obligations	$5,489	$—

8. EQUITY STRUCTURE

Prior to the Tungsten Transactions (see Note 1), ownership in the Company was represented by Class A units held by GPGI and Class B units held by other owners. Pursuant to an exchange agreement between the Company and GPGI, each of the Company’s Class B units had the same economic rights as each of the Company’s Class A units, the number of the Company’s Class A units outstanding equals the number of shares of Class A Common Stock outstanding, and one of the Company’s Class B units was exchangeable for one share of Class A Common Stock and the surrender of one share of Class B Common Stock for cancellation. Upon the issuance by GPGI of any shares of Class A Common Stock, other than pursuant to an exchange, the proceeds would be contributed to the Company in exchange for the issuance of an equal number of Class A units. If the Company issued a Class B unit, GPGI would issue a share of its Class B Common Stock to the recipient of the Company’s Class B unit.

In May 2025, GPGI filed a Third Amended and Restated Certificate of Incorporation in the State of Delaware to (ii) increase the authorized number of shares of the Class A Common Stock from 250,000,000 to 1,000,000,000, and (ii) eliminate obsolete provisions, including those related to GPGI’s now-eliminated dual-class structure.

On May 6, 2024, GPGI announced a special cash dividend of $0.30 per share to holders of Class A Common Stock. A corresponding distribution of $0.30 per share was also announced for Class B unitholders of Holdings. Both the dividend and the distribution were paid on June 11, 2024. Dividends of $8,922 were disbursed to holders of Class A Common Stock and distributions of $15,573 were disbursed to Class B unitholders.

GPGI HOLDINGS, L.L.C.
Notes to Consolidated Financial Statements
(amounts in thousands - except unit data)
9. STOCK- BASED COMPENSATION
GPGI Equity Incentive Plan

On December 27, 2021, GPGI established the CompoSecure, Inc 2021 Incentive Equity Plan (as amended, the “Equity Plan”) to provide eligible employees of GPGI and its subsidiaries, certain consultants and advisors who perform services for GPGI or its subsidiaries, and non-employee members of the GPGI board of directors, with the opportunity to receive grants of incentive stock options, nonqualified stock options, stock appreciation rights, stock awards, stock units, and other stock-based awards. As a subsidiary of GPGI, employees of Holdings are eligible to be granted equity awards from the Equity Plan.

Prior to the Spin-Off and execution of the CompoSecure Management Agreement, and while Resolute Holdings was still wholly owned by the Company, awards granted to employees of Resolute Holdings and the expense related to these awards was recognized as an expense by the Company. Subsequent to the Spin-Off and execution of the CompoSecure Management Agreement, the expense related to the awards granted to Resolute Holdings employees is recognized at Resolute Holdings. In accordance with the Equity Plan, outstanding awards at the time of the Spin-Off were adjusted to maintain the aggregate intrinsic value of the awards (“Spin-Off Adjustment”) before and after the Spin-Off.

The following table summarizes stock-based compensation expense included in SG&A within the consolidated statements of operations under the Equity Plan:

	Year Ended December 31,
	2025	2024
Restricted stock unit expense	17,751	16,417
Performance stock unit expense	3,785	2,588
Stock option expense	516	750
Employee stock purchase plan	—	139
Total stock-based compensation expense	$22,052	$19,894

The following tables set forth the activity related to the Equity Plan excluding Resolute Holdings employees after the Spin-Off for the year ended December 31, 2025

Restricted Stock Unit Activity

During the year ended December 31, 2025, GPGI granted restricted stock units (“RSUs”) to Holdings employees that generally vest in three tranches at the third, fifth and seventh anniversary of the grant. Grants made during the years ended December 31, 2024 and 2023 generally vest over a period of two years or four years of continuous service. The RSUs will generally be forfeited upon termination of an employee prior to vesting. The fair value of each RSU is based on the market value of GPGI’s stock on the date of grant.

	Number of Shares	Weighted Average Grant Date Fair Value Per Share
Nonvested at January 1, 2025	6,081,715	$7.70
Granted	972,978	15.68
Spin-Off Adjustments	783,008	13.34
Vested	(2,306,722)	6.74
Forfeited	(155,347)	7.53
Nonvested at December 31, 2025	5,375,632	$10.04

GPGI HOLDINGS, L.L.C.
Notes to Consolidated Financial Statements
(amounts in thousands - except unit data)
Unrecognized compensation expense for RSUs was $18,472 as of December 31, 2025 and is expected to be recognized over a remaining term of 5.1 years.

Performance and Market based Stock Units Activity

	Number of Shares	Weighted Average Grant Date Fair Value Per Share
Nonvested at January 1, 2025	1,755,531	$6.48
Spin-Off Adjustments	297,783	13.34
Vested	(262,803)	8.68
Nonvested at December 31, 2025	1,790,511	$7.93

Unrecognized compensation expense for PSUs was $2,307 as of December 31, 2025 and is expected to be recognized during the next 1.0 year

Stock Options

The assumptions utilized to calculate the value of the options granted for the year ended December 31, 2025 were as below:

Expected term	6.25 years
Volatility	47.80%
Risk-free rate	4.05%
Expected dividends	0%
Expected forfeiture rate	0%

The following table sets forth the options activity for the year ended December 31, 2025:

	Number of Shares	Weighted Average Exercise Price Per Shares	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2025	2,034,213	$12.19
Granted	48,023	20.22
Spin-Off Adjustments	336,573	$10.64
Exercised	(197,746)	$4.40
Outstanding at December 31, 2025	2,221,063	$11.21	8.3	$17,956
Exercisable at December 31, 2025	704,510	$9.34	7.2	$7,004

Excluding Spin‑Off adjustment grants, the weighted average grant date fair value of options granted during the year ended December 31, 2025 was $10.41. The Company recognized approximately $516 and $750 of stock-based compensation expense for the options in selling, general and administrative expenses in the accompanying consolidated statements of operations for the years ended December 31, 2025 and December 31, 2024, respectively.

GPGI HOLDINGS, L.L.C.
Notes to Consolidated Financial Statements
(amounts in thousands - except unit data)
The number of options that have vested and are exercisable as of December 31, 2025 and December 31, 2024 were 704,510 and 360,133, respectively. The weighted average exercise price of options exercisable and vested is $9.34 and $4.62 for years ended December 31, 2025 and December 31, 2024 respectively. The weighted average remaining contractual term (years) of options exercisable as of December 31, 2025 and December 31, 2024 is 7.2 and 4.4, respectively. Total intrinsic value of options exercised is $2,942 and $24,669 for the years ended December 31, 2025 and December 31, 2024, respectively. The weighted-average fair value of options that exercised were $4.40 and $1.55 during the years ended December 31, 2025,and December 31, 2024, respectively.

Unrecognized compensation expense for the options was $478 as of December 31, 2025 and is expected to be recognized during the next 3.9 years.

Earnout Consideration
Certain of the equity holders of Holdings (including certain employees) had the right to receive an aggregate of up to 7,500,000 additional shares of Class A Common Stock in earnout consideration based on the achievement of certain stock price thresholds (collectively, the “Earnouts”). The Earnouts were subject to two price thresholds and required half of the shares to be awarded upon the achievement of each threshold and were subject to expiration if the respective achievement thresholds were not met. The Earnouts under the first phase were achieved on December 13, 2024. The second phase of the Earnouts, which was achieved on September 8, 2025, was earned when shares of GPGI's Class A Common Stock traded at a price that was equal to or greater than $17.10 per share (lowered from $20.00 per share as a result of the Spin-Off) on each of 20 trading days within any 30 consecutive trading day period.

A total of 657,160 shares or 328,580 shares for each phase were issued to employees and were accounted for in accordance with ASC 718 as they were considered to be compensation. The following is a summary of the earnout activity for the year ended December 31, 2025:

Number of Shares
Outstanding at January 1, 2025	328,580
Granted	55,737
Vested	(384,317)
Nonvested at December 31, 2025	—

10. RETIREMENT PLAN
Defined Contribution Plan
The Company's 401(k) profit sharing plan is for all full-time employees who have attained the age of 21 and have completed 90 days of service. Through December 31, 2024, the Company matched 100% of the first 1% and then 50% of the next 5% of employees’ plan compensation. Starting January 1, 2025, the Company matches 100% of the first 3% and then 50% of the next 2% of employees’ plan compensation. Retirement plan expense for the years ended December 31, 2025 and December 31, 2024 was $2,512 and $1,962, respectively.

11. FAIR VALUE MEASUREMENTS

In accordance with ASC 820-10, the Company evaluates assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level at which to classify them for each reporting period. This determination requires significant judgments to be made by the Company.

The Company’s financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates:

GPGI HOLDINGS, L.L.C.
Notes to Consolidated Financial Statements
(amounts in thousands - except unit data)

	Level 1	Level 2	Level 3	Total
December 31, 2025
Assets Carried at Fair Value:
Derivative asset - interest rate swap	$—	$—	$—	$—
December 31, 2024
Assets Carried at Fair Value:
Derivative asset - interest rate swap	$—	$2,749	$—	$2,749

Derivative asset - interest rate swap
The Company is exposed to interest rate risk on variable interest rate debt obligations. To manage interest rate risk, the Company entered into an interest rate swap agreement on January 5, 2022. See Note 6.

12. GEOGRAPHIC INFORMATION AND CONCENTRATIONS

As of December 31, 2025, the Company headquarters and substantially all of its operations, including its long-lived assets, were located in the United States. Geographical revenue information based on the location of the customer is as follows:

	Year Ended December 31,
	2025	2024
Net sales by country
Domestic	$399,635	$343,465
International	62,420	77,106
Total	$462,055	$420,571

The Company’s principal direct customers as of December 31, 2025 consist primarily of leading international and domestic banks and other credit card issuers primarily within the U.S., Europe, Asia, Latin America, Canada, and the Middle East. The Company periodically assesses the financial strength of these customers and establishes allowances for anticipated losses, if necessary.

Two customers individually accounted for more than 10% of the Company’s revenue or 55.2% and 61.8% combined, of total revenue for the years ended December 31, 2025 and December 31, 2024, respectively. Four customers individually accounted for more than 10% of the Company’s accounts receivable or 74% as of December 31, 2025 and four customers individually accounted for more than 10% of total accounts receivable or 63% as of December 31, 2024.

The Company primarily relied on two vendors that individually accounted for more than 10% of purchases of supplies for the year ended December 31, 2025. The Company primarily relied on one vendor that individually accounted for more than 10% of purchases of supplies for the year ended December 31, 2024.

13. COMMITMENTS AND CONTINGENCIES
Operating Leases
The Company leases certain office space and manufacturing space under arrangements currently classified as leases under ASC 842. See Note 7 for future minimum commitments under all non-cancelable operating leases.

GPGI HOLDINGS, L.L.C.
Notes to Consolidated Financial Statements
(amounts in thousands - except unit data)
Litigation

The Company may be, from time to time, party to various disputes and claims arising from normal business activities. The Company accrues for amounts related to legal matters if it is probable that a liability has been incurred and the amount is reasonably estimable. Litigation costs are expensed as incurred.

14. RELATED PARTY TRANSACTIONS
Prior to the Tungsten Transactions, the Company made pro rata tax distributions to the holders of Holdings' units, in an amount sufficient to fund all or part of their tax obligations with respect to the taxable income of Holdings that was allocated to them. For the year ended December 31, 2024, Holdings distributed a total of $50,082 of tax distributions to its members, of which $15,219 was paid to GPGI, resulting in a net tax distribution to all other members of $34,863.

In connection with the special distribution discussed in Note 8, $15,573 was disbursed to Class B unitholders of Holdings on June 11, 2024.

Subsequent to the Tungsten Transactions on September 17, 2024, GPGI is the sole member of Holdings. In accordance with the Third Amended and Restated LLC Agreement, Holdings from time to time will pay expenses on behalf of GPGI and GPGI from time to time receives distributions from Holdings. There was $21,659 and $43,382 of distributions to GPGI from Holdings for the year ended December 31, 2025 and December 31, 2024.

Pursuant to the CompoSecure Management Agreement, Holdings incurred management expense of $12,278 from the date of the Spin-Off until December 31, 2025. During the year ended December 31, 2025, Holdings incurred $1,071 of reimbursable expenses to Resolute Holdings.

15. SUBSEQUENT EVENTS

Management evaluated subsequent events for recognition or disclosure through the date these consolidated financial statements were issued. The events described below occurred after December 31, 2025 and did not provide evidence of conditions that existed as of year‑end. Accordingly, these events represent non‑recognized subsequent events under ASC 855, Subsequent Events, and no adjustments have been recorded in the accompanying consolidated financial statements.

Husky Transaction

On January 12, 2026, GPGI closed the Husky Transaction for aggregate consideration of approximately $4.976 billion, comprised of cash and approximately 106.1 million shares of Class A Common Stock. As a result of the Husky Transaction, Husky Holdings became a wholly owned subsidiary of Holdings. In conjunction with the closing of the Husky Transaction, Husky Holdings and Resolute Holdings entered into the Husky Management Agreement on substantially identical terms as the CompoSecure Management Agreement, pursuant to which Resolute Holdings provides management and other related services to Husky Holdings in exchange for payment of the Husky Management Fee. The Company expects to record equity method earnings in Husky Holdings beginning January 12, 2026. Management believes the Husky Transaction advances GPGI’s multi‑industry diversification strategy and enhances long‑term operational scale, innovation capabilities, and free cash flow generation.

Repayment of Holdings Credit Facility

On January 12, 2026, the Company repaid in full all outstanding obligations under its existing Holdings Credit Facility and terminated all related commitments. No early termination penalties or prepayment premiums were incurred in connection with the payoff.

Debt Refinancing

GPGI HOLDINGS, L.L.C.
Notes to Consolidated Financial Statements
(amounts in thousands - except unit data)
On January 14, 2026, following completion of the Husky Transaction, Holdings refinanced approximately $2.1 billion of total indebtedness that was assumed in the Husky Transaction. The refinancing included the issuance of $900 million of 5.625% Senior Secured Notes due 2033, the establishment of a new $1.2 billion term loan facility maturing in 2033, and $400 million of revolving credit commitments maturing in 2031. The obligations under the new notes and the new credit agreement governing the new term loan facility and new revolving credit commitments are fully and unconditionally guaranteed, jointly and severally, by each of the guarantors party thereto, including GPGI. The guarantees are senior secured obligations of such guarantors. The proceeds from these new debt instruments were used to refinance Husky’s existing indebtedness and to pay related fees, costs, premiums, and expenses incurred in connection with the refinancing.